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                              May 9, 2023

       Oleg Bilinski
       Chief Executive Officer
       Mag Magna Corp.
       325 W Washington St., Ste 2877
       San Diego, CA 92103

                                                        Re: Mag Magna Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed April 26,
2023
                                                            File No. 333-268561

       Dear Oleg Bilinski:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1 filed April 26,
2023

       General

   1. We note your responses and revised disclosure which now indicates that you will not be selling any physical
products or the MAGA and CHASIS components, but are seeking to
                                                        "distribute, market and
sell the methodology of the developed MAGA & CHASIS
                                                        formulas in North
America..." Please revise your prospectus in each place that you discuss
                                                        MAGA and CHASIS to make
clear that you are not distributing these components or any
                                                        physical products. In
addition, please either revise to support the statements regarding the performance of MAGA and
CHASIS specifically to include clinical trial data, as
                                                        previously requested,
or remove the specific performance claims cited throughout the document. Please also
explain why you believe this detailed information regarding
                                                        MAGA and CHASIS is
relevant given that you will not be selling these components. As currently drafted, the
prospectus remains unclear regarding the company's business
                                                        proposition and
potential future sources of revenue.
 Oleg Bilinski
Mag Magna Corp.
May 9, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameOleg Bilinski
                                                           Division of
Corporation Finance
Comapany NameMag Magna Corp.
                                                           Office of Life
Sciences
May 9, 2023 Page 2
cc:       Roger D. Linn
FirstName LastName